Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Suisse Securities (USA) LLC

c/o

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

One Bryant Park

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

August 3, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Daniel Greenspan Johnny Gharib John Krug Sharon Blume Christine Torney

Re:	Aimmune Therapeutics, Inc. Registration Statement on Form S-1 Registration File No. 333-205501

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Aimmune Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM, Eastern Time, on August 5, 2015, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 27, 2015:

(i)	Dates of distribution: July 27, 2015 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of prospectuses furnished to investors: approximately 1,982

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 120

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Bradley Wolff
Name: Bradley Wolff
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Nathanael Chang
Name: Nathanael Chang
Title: Director

[Signature Page to Underwriters’ Acceleration Request]